UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Worthy Community Bonds, Inc.

(Exact name of issuer as specified in its charter)

Florida	85-1714241
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL 33487
(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should read thoroughly this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Community Bonds, Inc., (the “Company,” “we,” “us,” “our,” or “ours”) was incorporated under the laws of the State of Florida on June 30, 2020. Our wholly owned subsidiary Worthy Lending III, LLC (“Worthy Lending III”) was organized as a limited liability company in Delaware on June 22, 2020. We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”) which owns a fintech platform and mobile app (the “Worthy App”) and also owns its proprietary website (collectively the “Worthy Fintech Platform”). On June 30, 2020, we issued 100 shares of our $0.001 per share par value common stock to WFI in exchange for $5,000. WFI is the sole shareholder of the Company’s common stock.

On September 29, 2020, the Company commenced a public offering pursuant to Regulation A (the “Offering”) of $50 million aggregate principal amount of Worthy Community Bonds (the “Worthy Community Bonds”) under the Company’s qualified Offering Statement (File No. 024-11279). On February 26, 2021, the Company completed the Offering. From September 29, 2020 through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914 investors in the Offering.

Our principal executive offices are located at One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, Florida 33487, and our telephone number is (561) 288-8467. Our fiscal year end is December 31st. The information which appears on our websites, or is accessible through our websites, at www.worthybonds.com and www.joinworthy.com are not part of, and is not incorporated by reference into, this Semi-Annual Report on Form 1-SA.

Our business model is centered around providing loans for small businesses, including (i) loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment; and (ii) purchase order financing. The retail inventory financing is a form of asset-based lending that allows retailers and wholesalers to use inventory as collateral to obtain a line of credit from us. To a lesser extent we may also provide (i) secured loans to other borrowers; (ii) acquire equity interests in real estate; (iii) make fixed income and/or equity investments; and (iv) provide factoring financing and other types of loans, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

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A summary of the Company’s loan portfolio at June 30, 2021 disaggregated by class of financing receivable, is as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages
Outstanding June 30, 2021

Loans	$6,988,265	$7,338,947	$329,263	$14,656,475	$5,713,815

Allowance for loan losses	$231,189	$942,536	$13,171	$1,186,896	$59,095

Total Loans, net	$6,757,076	$6,396,411	$316,092	$13,469,579	$5,654,720

Percentage of total outstanding loans receivable	50.2%	47.5%	2.3%		N/A

Percentage of total outstanding Mortgage loans receivable	N/A	N/A	N/A		100%

In October of 2020, we began deploying the funds raised in our Offering in accordance with our business model. The Company, through its wholly owned subsidiary Worthy Lending III, began loaning funds to borrowers.

We are also investing some of the cash we have on hand in short-term, low risk, lower return investments, such as bonds, government securities and certificates of deposit and similar insured instruments, and public preferred stock and public equity instruments in an effort to generate sufficient interest on these funds to pay the bond interest pending utilization of the cash to fund loans or other investments with a greater return.

History and Recent Developments

We are a wholly owned subsidiary of WFI. WFI was organized in 2016 to create a “Worthy Community” in an effort to help members achieve financial wellness. WFI formed Worthy Peer Capital, Inc. (“Worthy Peer I”) in 2016. In August 2018, Worthy Peer I formed Worthy Lending, LLC, a Delaware limited liability company, or “Worthy Lending I,” as a wholly owned subsidiary. Following the qualification by the SEC of its offering statement on Form 1-A under SEC File No. 024-10766, from January 2018 through March 17, 2020, Worthy Peer I sold approximately $50,000,000 aggregate principal amount of renewable bonds to 12,285 investors in in its offering.

In October 2019, WFI formed Worthy Management Inc. (“Worthy Management”), Worthy Peer Capital II, Inc. (“Worthy Peer II”) and its subsidiary Worthy Lending II, LLC. Following the qualification by the SEC of Worthy Peer II’s offering statement on Form 1-A under SEC File No. 024-11150, from March 17, 2020 through October 1, 2020, Worthy Peer II sold approximately $50 million aggregate principal amount of Worthy II Bonds to 17,823 investors in its offering.

On October 14, 2020, WFI filed an Offering Statement on Form 1-A (File No. 024-11341), as amended, with the SEC for a public offering pursuant to Regulation A of $20,000,000 of its common stock.

On November 2, 2020, WFI formed Worthy Community Bonds II, Inc. and its wholly-owned subsidiary Worthy Lending IV, LLC. On November 25, 2020, Worthy Community Bonds II, Inc. filed an Offering Statement on Form 1-A (File No. 024-11372), as amended, with the SEC for a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of demand bonds.

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On December 16, 2020, Worthy Peer Capital, Inc. filed an Offering Statement on Form 1-A (File No. 024-11389) with the SEC, as amended, for a public offering pursuant to Regulation A of $15,000,000 aggregate principal amount of renewal bonds and $60,00,000 aggregate principal amount of demand bonds.

On June 30, 2020 we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Under the terms of the Management Services Agreement, Worthy Management agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management. Pursuant to the Management Services Agreement, the Company agreed to reimburse Worthy Management for the costs incurred by Worthy Management in paying for the staff and office expenses for the Company under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Worthy Management under the Management Services Agreement.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic which continues to spread throughout the U.S. and the globe. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most U.S. states and many countries have issued policies intended to stop or slow the further spread of the disease such as issuing temporary executive orders that, among other stipulations, effectively prohibit in-person work activities for most industries and businesses, having the effect of suspending or severely curtailing operations. COVID-19 and the U.S.’s response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. The extent of the ultimate impact of the pandemic on the Company’s operational and financial performance will depend on various developments, including the duration and spread of the outbreak, which cannot be reasonably predicted at this time. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. Possible areas that may be affected include, but are not limited to, higher redemption rate of holders of our bonds, a decline in the demand for loans by potential borrowers or higher default rates by borrowers, and unavailability of professional services and other resources. In addition, the employees of affiliated companies that provide services to us could be medically or mentally affected by the pandemic and may be required to work remotely. This situation could cause a reduction in productivity or the inability to complete critical tasks for the Company. Many of our small business customers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the six months ended June 30, 2021, the COVID-19 pandemic continued to negatively impact many of our small business customers. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

In March 2020, Worthy Peer Capital II, Inc., a subsidiary of WFI, commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable bonds under a qualified Offering Statement (File No. 024-11150). In March 2020, Worthy Peer Capital II, Inc. began deploying the capital it had raised through sales of its renewable bonds in accordance with its business model. On October 1, 2020, Worthy Peer Capital II, Inc. completed its offering. From March 17, 2020 through October 1, 2020, Worthy Peer Capital II, Inc. sold approximately $50,000,000 aggregate principal amount of renewable worthy bonds to 17,823 investors.

On September 29, 2020, the Company commenced the Offering of $50 million aggregate principal amount of Worthy Community Bonds under the Company’s qualified Offering Statement (File No. 024-11279). On February 26, 2021, the Company completed the Offering. From September 29, 2020 through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914 investors in the Offering.

On April 9, 2021, WFI formed Worthy Property Bonds, Inc. and its wholly-owned subsidiary Worthy Lending V, LLC. On June 23, 2021, Worthy Property Bonds, Inc. filed an Offering Statement on Form 1-A (File No. 024-11563), as amended, with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards, which has not yet been qualified by the SEC.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

4

The Company has generated limited revenues and has a limited operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. For the six months ended June 30, 2021, the Company generated revenues of $897,042. For the six months ended June 30, 2021, we reported net losses of approximately $2,085,000, and negative cash flow from operating activities of approximately $324,000.

As noted in our financial statements, as of June 30, 2021, we had a shareholder’s deficit and accumulated deficit of approximately $2,700,000 and $2,809,000, respectively. Our management has raised substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Results of Operations

Six Months Ended June 30, 2021

On February 26, 2021, the Company completed the Offering. From September 29, 2020 through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914 investors.

Commencing in October 2020, the Company, through its wholly owned subsidiary Worthy Lending III, began loaning funds directly to borrowers.

Operating Revenue

Operating revenue primarily includes interest on loans receivable of $892,997.

At June 30, 2021, our loans receivable held for investments, net balance and mortgage loans held for investment, net balance were $13,469,579 and $5,654,720, respectively.

Cost of Revenue

Cost of revenue consists of interest expense on bonds of $949,492 and our provision for loan losses of $1,155,086 for the six months ended June 30, 2021.

Operating Expenses

Operating expenses consists of general and administrative expenses of $263,445, which includes approximately $78,000 for professional fees, $51,000 for IT services and $78,000 for Technology fee expense paid to WFI, Compensation and related expenses of $538,737 and Sales and marketing expenses of $131,010 for the six months ended June 30, 2021.

Other Income (Expense)

For the six months ended June 30, 2021 our net unrealized gains on marketable securities net of losses was $7,687. Interest income on cash is $9,594 for the six months ended June 30, 2021. Interest income and dividends on investments was $38,031 for the six months ended June 30, 2021.

Going forward we expect our general and administrative expenses to continue to increase as a result of the continued expansion of our operations. However, we are unable at this time to quantify these expected increases.

Until such time as we begin generating significant revenues, we expect to continue to report net losses.

5

Liquidity and capital resources

At June 30, 2021, we had total shareholder’s deficit of approximately $2,700,000. At June 30, 2021 we had cash on hand of approximately $12,352,000 and total liabilities exceeded total assets by approximately $2,700,000. We do not have any external sources of capital.

We raised approximately $50 million in our Offering.

We had approximately $22,343,000 of loans receivable held for investment, mortgage loans held for investment, interest receivable and other investments on our balance sheet at June 30, 2021.

Our consolidated shareholders’ deficit and accumulated deficit are the result of initial and early-stage operating sales of bonds (a liability) at a more rapid pace than the proceeds from the sale of bonds could be effectively invested in income generating loans and investments. The combination of interest payable on the bonds and operating expenses initially generate working capital deficit. Now with generating income from loans and investments, we expect that the Company will begin generating net income in the fourth quarter of 2021.

We have received advances from our parent company WFI, and as of June 30, 2021, WFI had contributed $100,000 of capital to the Company. One of the primary uses of proceeds of a pending offering by the parent company is to provide additional capital to the Company and to reduce or eliminate the shareholders’ deficit.

Six Months Ended June 30, 2021

Summary of cash flows

Six Months Ended June 30, 2021
Net cash (used) in operating activities	$(323,883)
Net cash (used) in investing activities	$(15,260,837)
Net cash provided by financing activities	$13,255,886

In the six months ended June 30, 2021, net cash used in operating activities was used primarily to fund our losses, offset partially by our increased accrued interest and provision for loan loss. Net cash used in investing activities for the six months ended June 30, 2021, represent loans made together with the purchase of investment securities. Net cash provided by financing activities for the six months ended June 30, 2021, represent proceeds from bond sales offset by redemption of bonds.

Significant Accounting Policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, the valuation of investments, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

6

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees are reflected as non-interest income in our statements of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

COVID-19 Pandemic Impact

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the six months ended June 30, 2021, the COVID-19 pandemic continued to negatively impact many of our small business borrowers. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Investments

On June 30, 2020 (inception) the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that fair value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. The Company classifies its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. Debt securities are carried at fair value or amortized cost with unrealized gains or losses recorded as other comprehensive income or loss in equity. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

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The Company reviews securities that are not measured at fair value for other-than-temporary impairment whenever the fair value of a security is less than the amortized cost and evidence indicates that a security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Included in loans held for investment are loans that we make together with other asset based lenders. Also included in loans held for investment is the netting of a borrower loan balance when we participate out a portion of a loan receivable, as the participant becomes responsible for the portion of the balance that they agree to participant in.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 8.5% and 10.5% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable, an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

8

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

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Item 3. Financial Statements.

10

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Balance Sheet

	As of
	June 30, 2021	December 31, 2020
ASSETS

Assets
Cash	$12,351,798	$14,680,632
Loans receivable held for investment, net of $1,186,896 and $79,340 reserve at June 30, 2021 and December 31, 2020, respectively	13,469,579	5,169,454
Interest receivable	242,600	66,126
Mortgages loans held for investment, net of $59,095 and $11,565 reserve at June 30, 2021 and December 31, 2020, respectively	5,654,720	2,301,435
Investments	2,976,375	497,560
Total Assets	$34,695,071	$22,715,207

LIABILITIES AND SHAREHOLDER'S DEFICIT

Liabilities
Bond liabilities, net	$36,406,517	$23,070,915
Accounts payable	115	10,850
Accrued expenses	33,334	30,744
Accrued interest	935,323	139,154
Due to affiliate	9,272	87,466
Total Liabilities	37,385,590	23,339,129

Commitments and contingencies (note 10)	-	-

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	100,000	100,000
Accumulated other comprehensive income	18,787	-
Accumulated deficit	(2,809,306)	(723,922)
Total Shareholder's Deficit	(2,690,519)	(623,922)

TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT	$34,695,071	$22,715,207

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-1

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Statement of Operations

Six Months Ended June 30, 2021

Operating Revenue
Interest on loans receivable	$892,997
Loan fees	4,045

Total operating revenue	897,042

Cost of Revenue
Interest expense on bonds	949,492
Provision for loan losses	1,155,086

Total cost of revenue	2,104,578

Gross profit (loss)	(1,207,536)

Operating expenses
General and administrative expenses	263,445
Compensation and related expenses	538,737
Sales and marketing	131,010

Total operating expenses	933,191

Other Income (Expense)
Other	4,462
Interest on cash	9,594
Interest income and dividends on Investments	38,031
Realized gains (losses) on investments, net of gains	(4,430)
Unrealized gains (losses) on investments, net of gains	7,687

Total other income (expenses)	55,343

Net Loss	$(2,085,384)

Net loss per common share	$(20,853.84)
Weighted average number of shares outstanding	100

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Shareholder’s Deficit

For the Six Months Ended June 30, 2021

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated other comprehensive income	Accumulated Deficit	Total

Balance at December 31, 2020	100	$-	$100,000	-	$(723,922)	$(623,922)

Unrealized gain on available for sale debt securities	-	-	-	18,787		18,787

Net loss	-	-	-		(2,085,384)	(2,085,384)

Balance at June 30, 2021	100	-	100,000	18,787	(2,809,306)	(2,690,519)

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

Six Months Ended June 30, 2021

Cash flows from operating activities:
Net loss	$(2,085,384)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Bonds issued for marketing service	1,521
Provision for loan loss	1,155,086
Unrealized losses on investments, net	(7,687)
Changes in working capital items:
Interest receivable	(176,474)
Accrued interest	796,169
Accrued expenses	2,590
Accounts payable	(10,735)

Net cash used in operating activities	(323,883)

Cash flows from investing activities:
Purchase of investments	(2,925,000)
Sale of investments	472,659
Purchase of loans receivable and mortgage loans held for investment	(23,214,995)
Principal paydowns of loans	10,406,499

Net cash used in investing activities	(15,260,837)

Cash flows from financing activities:
Proceeds from bonds	24,543,770
Redemption of bonds	(11,209,689)
Advances from affiliate	(78,194)

Net cash provided by financing activities	13,255,886

Net change in cash	(2,328,834)

Cash at beginning of period	14,680,632

Cash at end of period	$12,351,798

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$153,323
Cash paid for taxes	-

Supplemental Non-Cash Investing and Financing Information	-

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Community Bonds, Inc., a Florida corporation, (the “Company,” “WCB”, “we,” or “us”) was founded in June of 2020. Also, in June 2020, the Company organized Worthy Lending III, LLC, a Delaware limited liability company, (“WL III”) as a wholly owned subsidiary of Worthy Community Bonds, Inc. Through WL III, we make primarily secured loans mainly to small business borrowers. We sell Worthy Bonds in $10.00 increments directly through our Worthy Community Bonds website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is December 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $2,085,000 and $324,000, respectively, for the period ended June 30, 2021. At June 30, 2021 we had a shareholder’s deficit and accumulated deficit of approximately $2,700,000 and $2,809,000, respectively, and total liabilities exceeded total assets by approximately $2,700,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2020 and 2021, the Company began to incur losses. In response to the losses incurred in 2020 and 2021, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Also, in the third quarter of 2020, the Company’s loans receivable and investments began to generate significant revenue. Cash on hand was approximately $12,352,000 at June 30, 2021. This cash was obtained through the sale of our Worthy Bonds.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiary, Worthy Lending III, LLC.

All intercompany accounts and transactions have been eliminated in consolidation.

F-5

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, valuation of investments and the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

COVID-19 Pandemic Impact

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. During the six months ended June 30, 2021, the COVID-19 pandemic continued to negatively impact many of our small business borrowers. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans and mortgage loans receivable, interest receivable, accounts payable, accrued expenses, accrued interest and bond liabilities. The carrying amount of these financial instruments approximate fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

F-6

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

	June 30, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Description

Recurring fair value measurements:

Available for sale debt securities
Asset Backed Securities	1,489,795	1,489,795
Corporate structured bonds	801,640	801,640
Total available for sale securities	2,291,435	2,291,435

Total recurring fair value measurements	$2,291,435	$2,291,435

Investments

On June 30, 2020 (inception) the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities available for sale are carried at fair value or amortized cost with unrealized gains or losses recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unrealized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

F-7

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

The Company reviews securities that are not measured at fair value for other-than-temporary impairment whenever the fair value of a security is less than the amortized cost and evidence indicates that a security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that may require periodic interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates. Included in loans held for investment are direct loans and loans obtained through originators.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, which is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 9.5% and 10.5% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the allowance for loan losses, an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Loan Origination Fees and Cost

Loan Fees are charged to the borrowers during loan originations. These fees are offset against loan costs and then deferred to be recognized as non-interest income over the term of the loan. Direct loan origination costs include, but are not limited to, costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

F-8

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through loan interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan origination fee income and collateral management fee income over the terms of the underlying loans. We did not have any Loan fees and collateral management fees for the periods presented.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is included in other income (expense) in the statement of operations.

Allocation of expenses Incurred by Affiliate on Behalf of the Company

During 2021, costs incurred by our sister company Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

F-9

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

Management believes that the consolidated statements of operations include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2018, 2019 & 2020 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at June 30, 2021.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

F-10

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet as securities held at fair value or at original cost basis. Fair value includes gross unrealized gains, gross unrealized losses, accrued interest, and amortized cost.

The Company typically invests with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments. The Company also owns debt securities linked to an underlying security or index, which pay interest, typically between 5% and 8%. The Company holds certain non-marketable investments accounted for at cost. The REIT investment is in a multi-housing equity REIT, formed to originate, invest in, and manage a diversified portfolio primarily consisting of investments in multi-housing within the continental U.S. in the areas of student housing, multi-housing, conventional apartments, and senior living (both existing and new development projects).

There were no securities that had been in an unrealized loss position for more than 12 months as of June 30, 2021. During the six months ended June 30, 2021, the Company had unrealized gains of $18,787 included in other comprehensive income and $7,687 of unrealized gains included in other income (losses).

The following is a breakdown of the investments as of June 30, 2021:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Equity Securities
REIT	175,000	9,940	184,940	6%
Investment Partnership - Finance Yield Fund	500,000	-	500,000	17%
Available for Sale - Debt Securities		-
Asset backed Securities	1,475,089	14,706	1,489,795	50%
Corporate Structured Notes	780,120	21,520	801,640	27%
Total Investments	2,930,209	46,166	2,976,375	100%

The following is a breakdown of the investments as of December 31, 2020:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total

Available for Sale- Debt Securities
Structured Bank Notes	$500,000	$(2,440)	$497,560	100%
Total Investments	$500,000	$(2,440)	$497,560	100.00%

F-11

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

NOTE 6. LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR INVESTMENT

Loans Receivable

Commencing in October of 2020, the Company, through its wholly owned subsidiary WL III, began loaning funds directly to borrowers and through originators, with small business borrowers based in the United States. The loans pay interest at varying rates ranging from approximately .80% per month to 1.5% per month. The term of the loans generally range six months to two years, with no prepayment penalty and generally pay interest only until maturity when the principal is due. The loans are secured by the assets of the borrowers. These loans were funded by our bond sales. There were no loans receivable past due or on non-accrual status at June 30, 2021 or December 31, 2020.

Mortgage Loans Held for Investment

Commencing in October of 2020, the Company began investing in mortgage loans. Each loan is secured by a mortgage in the real estate, which is located in the state of Florida. Each loan has a maturity date of 1, 2 or 3 years and mature between March of 2022 and November of 2023. These loans pay interest at rates between 8.5% and 10%, annually and are serviced by an outside, unrelated party. There were no mortgage loans past due or on non-accrual status as of June 30, 2021 or December 31, 2020.

A summary of the Company’s loan portfolio as of June 30, 2021, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding June 30, 2021

Loans	$6,988,265	$7,338,947	$329,263	$14,656,475	$5,713,815

Allowance for loan losses	$231,189	$942,536	$13,171	$1,186,896	$59,095

Total Loans, net	$6,757,076	$6,396,411	$316,092	$13,469,579	$5,654,720

Percentage of total outstanding loans receivable	50.2%	47.5%	2.3%		N/A

Percentage of total outstanding Mortgage loans receivable	N/A	N/A	N/A		100%

F-12

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

A summary of the Company’s loan portfolio as of December 31, 2020, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding December 31, 2020

Loans	$2,597,288	$2,278,328	$373,178	$5,248,794	$2,313,000

Allowance for loan losses	$49,093	$22,783	$7,464	$79,340	$11,565

Total Loans, net	$2,548,195	$2,255,545	$365,714	$5,169,454	$2,301,435

Percentage of total outstanding loans receivable	49%	44%	7%		N/A

Percentage of total outstanding Mortgage loans receivable	N/A	N/A	N/A		100%

The beginning balance of our loan loss reserve at June 30, 2020, our inception, was $0, the December 31, 2020 period provision for expected losses was $90,905 and the ending balance at December 31, 2020 was $90,905.

The beginning balance of our loan loss reserve at December 31, 2020, was $90,905, the current period provision for expected losses is $1,155,086 and the ending balance at June 30, 2021 is $1,245,991.

At June 30, 2021 and December 31, 2020, the Company had no loans designated as past due, or on non-accrual status.

F-13

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

As of June 30, 2021, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended June 30, 2021	Amount
2022	$11,373,853
2023	$8,621,436
2024	$375,000
2025	$-
2026	$-
Thereafter	$-
$20,370,289

As of June 30, 2021, there were 21 loans and mortgage loans with a gross balance of $20,370,289 which are required to pay only interest until maturity when the principal is due.

As of December 31, 2020, there were loans and mortgage loans with a gross balance of $7,561,794 which are required to pay only interest until maturity when the principal is due.

NOTE 7. DUE TO AFFILIATE

On June 30, 2020 we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company Worthy Peer Capital, Inc. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer, Worthy Peer II, and Worthy Community Bonds II, Inc. including their subsidiaries.

The initial term of the Management Services Agreement will continue until December 31, 2024 and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

The balance due is $9,272 and $87,466 at June 30, 2021 and December 31, 2020, respectively.

NOTE 8. BOND LIABILITIES

On September 29, 2020 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

During the six months ended June 30, 2021 and the period ended December 31, 2020, the Company sold and redeemed Worthy Bonds. The Bonds are renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $935,000 and $139,000 of accrued interest related to these outstanding bonds at June 30, 2021 and December 31, 2020, respectively. The Bond liabilities balance at June 30, 2021 and December 31, 2020 was $36,406,517 and $23,070,915, respectively.

F-14

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

A summary of the Company’s bond liabilities activity for the period ended June 30, 2021 is as follows:

Outstanding at December 31, 2020	$23,070,915

Bond issuances	$24,545,291
Bond redemptions	$(11,209,689)

Outstanding at June 30,2021	$36,406,517

A summary of the Company’s bond liabilities activity for the period ended December 31, 2020 is as follows:

Outstanding at June 30, 2020 (inception)	$-

Bond issuances	$25,406,283
Bond redemptions	$(2,335,368)

Outstanding at December 31, 2020	$23,070,915

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

NOTE 10. EQUITY

The Company has authorized 100 shares of common stock.

In June of 2020, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 to WFI. During the period ended December 31, 2020, WFI contributed $95,000 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

F-15

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2020 and the Six Months Ended June 30, 2021

NOTE 11. RELATED PARTIES

The Company has received capital contributions from its parent company, see note 10. Also, the Company has a management services agreement with an affiliate, see note 7.

On July 1, 2020, we entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. There are no other terms to such verbal agreement. For the period ended June 30, 2021 and December 31, 2020, the Company paid WFI approximately $79,000 and $28,000, respectively, which is included in general and administrative expenses in the statement of operations, pursuant to this verbal agreement.

NOTE 12. CONCENTRATIONS

The loans receivable gross balance at June 30, 2021 of $14,656,475 is due from 14 small business borrowers, 1 borrower constitutes approximately 34% of the total balance and another constitutes approximately 12% of the total balance.

The loans receivable gross balance at December 31, 2020 of $5,248,794 is due from 5 small business borrowers, 1 borrower constitutes approximately 43% of the total balance, another constitutes 30% of the total balance due and another constitutes 11% of the total balance.

The mortgage loans held for investment gross balance at June 30, 2021 of $5,713,815 are due from 7 borrowers, 1 borrower’s balance due is approximately 35% of the total balance, 1 represents approximately 18% and 1 represents approximately 14% of the total balance due.

The mortgage loans held for investment balance at December 31, 2020 of $2,313,000 are due from 5 borrowers, 1 borrower’s balance due is approximately 44% of the total balance, 1 represents approximately 18%, 1 represents approximately 16% and 1 represents approximately 15% of the total balance due.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at June 30, 2021 and December 31, 2020. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At June 30, 2021 and December 31, 2020, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 13. SUBSEQUENT EVENTS

Worthy Bond sales subsequent to June 30, 2021, through September 7, 2021 were $0, while bond redemptions were approximately $2,158,000 during the same period. Bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through September 7, 2021, the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-16

Item 4. Exhibits.

Exhibit No.	Exhibit Description
2.1	Articles of Incorporation. (Incorporated by reference to Exhibit 2.1 of the company’s Form 1-A filed with the SEC on July 24, 2020).
2.2	Bylaws. (Incorporated by reference to Exhibit 2.2 of the company’s Form 1-A filed with the SEC on July 24, 2020).
3.1	Form of Worthy Community Bond. (Incorporated by reference to Exhibit 3.1 of Amendment No. 1 to the company’s Form 1-A filed with the SEC on August 28, 2020).
4.1	Form of Worthy Community Bond Investor Agreement (for cash). (Incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the company’s Form 1-A filed with the SEC on August 28, 2020).
4.2	Form of Worthy Community Bond Subscription Agreement (for Bond Rewards for Eligible Referrals). (Incorporated by reference to Exhibit 4.2 of Amendment No.1 to the company’s Form 1-A filed with the SEC on August 28, 2020).
4.3	Form of Worthy Community Bond Auto-Invest Program information. (Incorporated by reference to Exhibit 4.2 of the company’s Form 1-A filed with the SEC on July 24, 2020).
6.1	Management Services Agreement dated June 30, 2020, by and between Worthy Management, Inc. and Worthy Community Bonds, Inc. (Incorporated by reference to Exhibit 6.1 of the company’s Form 1-A filed with the SEC on July 24, 2020).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: September 13, 2021	Worthy Community Bonds, Inc

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Sally Outlaw	Chief Executive Officer, President and director	September 13, 2021
Sally Outlaw	(principal executive officer)

/s/ Alan Jacobs	Executive Vice President, Chief Operating	September 13, 2021
Alan Jacobs	Officer and director

/s/ Joseph D’Arelli	Senior Vice President and Chief Financial officer	September 13, 2021
Joseph D’Arelli	(principal financial and accounting officer)

/s/ Jungkun (“Jang”) Centofanti	Senior Vice President, Chief Administrative	September 13, 2021
Jungkun (“Jang”) Centofanti	Officer and Secretary

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